EXHIBIT 4.13

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT made as of October __, 2004, by and between Euro RSCG Worldwide, Inc., (the “Company”), and James Heekin (the “Executive”).

WHEREAS, the Company is part of Euro RSCG Worldwide (“Euro RSCG”), an unincorporated division of Havas S.A. (“Havas”);

WHEREAS, on or about September 14, 2003, the Executive and the Company entered into a prior Outline of Terms of Employment Agreement (the “Outline of Terms”), and, on August 14, 2004, entered into an Amendment to Employment Agreement between the Executive and the Company (the “Amendment”) (the Outline of Terms and the Amendment are referred to collectively as the “Prior Employment Agreement”), and the Executive and the Company wish to amend, restate and replace in its entirety the Prior Employment Agreement;

WHEREAS, the Executive commenced employment with the Company on October 1, 2003 (the “Employment Date”); and

WHEREAS, the Company desires to continue to employ the Executive, and the Executive desires to be so employed by the Company, upon the terms and subject to the conditions herein set forth.

NOW, THEREFORE, in consideration of the promises and the mutual agreements contained herein, the parties hereby agree as follows:

1.	Employment and Term.

1.1           Term. The Company hereby agrees to employ the Executive and the Executive hereby accepts employment upon the terms and subject to the conditions contained in this Agreement. The term of employment of the Executive by the Company pursuant to this Agreement (the “Employment Period”) shall commence on the Employment Date and, unless earlier terminated, shall end on December 31, 2007.

1.2           Extension. The Company may extend this Agreement and the Employment Period through December 31, 2008 upon written notice to the Executive given not later than January 31, 2006, on the condition that the Chief Executive Officer of Havas and the Compensation Committee of its Board of Directors (the “Compensation Committee”) determine, in their sole discretion and judgment, that Executive’s performance so warrants. Such determination shall be made during the period beginning in December 2005 and ending through January 31, 2006. In the event this Agreement is extended pursuant to Section 1.2, the term “Employment Period” as used in this Agreement shall include the extended period.

1.3           Expiration. This Agreement expires at the end of the Employment Period, including any extension thereof, and may not be otherwise extended or renewed for any period except in a writing signed by both parties. After this Agreement expires, Executive’s employment with the Company will be of no fixed term and may be terminated at any time by either party for any or no reason after giving 30 days’ notice to the other. During this notice period, the Company shall continue to pay to the Executive the base salary in effect at the time the 30 days’ notice is delivered in accordance with the Company’s regular payroll practices for the number of days the Executive is actively employed and rendering full-time services to the

Company. In the event of such a termination, the Company shall have no obligations to the Executive other than for payment of any unpaid salary, benefits and expense reimbursements, if any, earned and accrued through the date of such termination, except as is otherwise provided in Section 7.6 below.

2.	Executive Responsibilities.

2.1           Position. (a) During the period from the Employment Date through January 1, 2004, the Executive has served as Executive Vice President of the Company and the President and Chief Operating Officer of Euro RSCG reporting to its Chairman and Chief Executive Officer, or his successor. After January 2, 2004, and continuing through the duration of the Employment Period, the Executive has been, and will continue to serve as the President and Chief Executive Officer of the Company and the Chairman and Chief Executive Officer of Euro RSCG, reporting to the Chief Executive Officer of Havas.

(b)           Subject to the oversight and authority of the Board of Directors and of the Chief Executive Officer of Havas, or their designees, Executive shall perform in a professional and competent manner all duties and responsibilities commensurate with his position, and such other duties of like status and responsibility as may from time to time be assigned to him by the Chief Executive Officer of Havas. Executive agrees to serve without additional compensation as a member of the board of directors and/or officers of the Company or of any of the Havas Companies (as defined below) to which, upon mutual consent, he is assigned.

2.2           Diligent & Exclusive Performance. (a) Throughout his employment, the Executive shall faithfully, diligently and to the best of his ability perform his duties to the

Company and Euro RSCG, and he shall devote his full business time, attention, energy, knowledge and skills exclusively to the business and affairs of the Company and Euro RSCG and to the promotion and advancement of their best interests. The Executive will not, without the prior consent of the Board of Directors of Havas (the “Havas Board”), engage in any other business whether or not for profit, and whether or not such business is remunerated or results in pecuniary advantage to him, or in any activity that would materially interfere with or limit the performance and fulfillment of his obligations hereunder; provided, however, if the Executive engages in charitable, civic or community activities or the management of his personal passive investments that, in either case, do not interfere or conflict with the fulfillment of his duties under Sections 2 and 6 of this Agreement and do not conflict with the Executive’s obligations under any codes of ethics applicable to the Executive, advance approval of the Board shall not be required.

(b)           Except as required by law, Executive shall not take any action or fail to take any action which Executive knew or reasonably should have known would be detrimental to the interests of the Company, of Euro RSCG or of Havas or the group of companies owned, directly or indirectly, by it (collectively, with the Company, the “Havas Companies”), including, without limitation, any criticism or disparagement of any type directly or indirectly by Executive, through the media or otherwise, of Euro RSCG, of the Company or any of the other Havas Companies, or any of their respective officers, directors, employees or representatives or any of their respective current or former Clients (as defined in Section 1 of the Non-Competition Agreement, as hereinafter defined), or any officer, director, employee or representative of any of their respective current or former Clients. At all times during the

Employment Period, Executive shall discharge his duties hereunder proactively in the best interest of the Company and Euro RSCG.

2.3           Havas Oversight. (a) The Executive hereby acknowledges that the Company and Euro RSCG will be required to observe all the written rules and policies of Havas and the Havas Companies, including, without limitation, rules and policies included in the Havas Group Policies manual, and rules relating to forecasts, consolidation packages and dividends and distributions. The Executive agrees that he shall comply with all such rules and policies and, in addition, shall at all times fully inform Havas and its responsible officers of all material information concerning the business and affairs of Euro RSCG and make all reasonable efforts to take advantage of synergistic and cross-selling opportunities within the group of Havas Companies.

(b)           The Executive acknowledges that he has read the Havas Code of Ethics, including the Financial Officer Code of Ethics, and the Company’s Code of Ethics, and has become familiar with their contents, and he agrees to comply with their terms as they currently exist and as they may be changed in writing from time to time.

2.4           Place of Employment. The Executive’s services shall be performed at the Company’s principal offices located in the New York metropolitan area. The Executive acknowledges and agrees that he shall undertake all domestic and international travel as is necessary for the full and proper performance of all of his duties and responsibilities for the Company and Euro RSCG.

3.              Compensation. For the full and faithful performance by Executive of his duties and responsibilities to the Company and Euro RSCG, and as full compensation for all services provided to the Company, Euro RSCG or the Havas Companies, Executive shall be given the remuneration set forth below.

3.1           Base Salary. During the Employment Period, the Company shall pay to the Executive an annual salary (the “Base Salary”) of nine hundred thousand dollars ($900,000) in regular installments, in arrears, according to the Company’s regular payroll practices. The Base Salary shall be reviewed annually beginning on or about December 31, 2004, and be adjusted in the sole discretion of the Compensation Committee, but shall in no event be less than the initial Base Salary provided hereunder.

3.2           Annual Incentive Compensation. (a) During the Employment Period, the Executive shall be eligible to participate in the Company’s annual incentive program for its headquarters’ executives, and in connection therewith to receive additional incentive compensation of up to one hundred percent (100%) of his Base Salary. The amount of incentive compensation that the Executive will be paid for services performed or to be performed in any calendar year shall be determined by Havas, through the Compensation Committee, according to the financial performance and other criteria that Havas shall, in its sole discretion, establish from year to year, except as limited by subsection (b) below.

(b)           For the year ending December 31, 2004 only, the Executive’s annual incentive compensation award, if any, shall be determined as set forth in Part A of Appendix A hereof, provided that the Executive shall be paid incentive compensation of not less than four hundred fifty thousand dollars ($450,000) on account of services performed during calendar year 2004. For each year during the Employment Period after 2004, the Executive’s annual incentive compensation will be subject to the qualifications and specifications set forth in Part B of Appendix A hereof.

(c)            Incentive compensation, if any, due on account of services performed in any calendar year shall be paid at such time as other executive officers of Havas are paid amounts due to them under the Havas’ incentive compensation program for such calendar year. No incentive compensation shall be owing, due or payable to Executive unless he is actively employed with the Company on December 31 of the year in which it is earned.

3.3           Long-Term Incentive Plan. (a) The Executive shall be eligible to participate in such long-term incentive program (“LTIP”), if any, as may be established from time to time by Havas, through the Compensation Committee, for the Executive and comparable senior executives of the Havas Companies, according and subject to the terms and conditions of each such LTIP. LTIP compensation shall be on account of services performed during a period of time (an “Incentive Period”) established for each such LTIP.

(b)           For the three-year period ending December 31, 2006 (the “Initial LTIP Period”), the Executive shall be eligible to participate and receive benefits under an LTIP that shall comply with the provisions of Part C of Appendix A hereof, provided, however, that nothing stated therein shall restrict or limit the authority of Havas, through the Compensation Committee, to formulate or develop an LTIP after the Initial LTIP Period, including, by way of illustration only, the duration of such LTIP, the financial or other performance measures utilized, the criteria for determining the amount of an LTIP award, the relative weight to be assigned to each such criteria, or the conditions of eligibility for or for forfeiture of an LTIP award.

(c)            LTIP compensation, if any, due on account of service performed or to be performed during any Incentive Period shall be paid on or before June 30 of the calendar year following the end of the such Incentive Period, or on such other date as the Compensation Committee may determine in its sole discretion. No amount of LTIP compensation shall be owing, due or payable to the Executive unless he is actively employed by the Company as of December 31 of the last year of the Incentive Period.

3.4           Stock Options. Beginning in 2004, the Executive shall be eligible to receive stock options pursuant to grants thereof made by the Havas Board, upon the recommendation of the Compensation Committee, upon such terms and conditions as are adopted by the Havas Board, in its sole discretion.

3.5           Retirement Plan. (a) The Executive shall participate in the James Heekin Deferred Compensation Plan Trust Agreement (the “Deferred Compensation Plan”), substantially of the form attached hereto as Appendix B. Each year during the initial Employment Period (i.e., until December 31, 2007), the Company shall contribute four hundred thousand dollars ($400,000) to an account (the “Retirement Account”) that shall be established and maintained pursuant to the terms of the Deferred Compensation Plan. The Company will make the first contribution as soon as practicable after the date hereof and will take all action that, in the Company’s sole discretion, is necessary and proper for the establishment of the Deferred Compensation Plan, and shall make subsequent contributions on each July 1st thereafter, with the last such contribution being made on July 1, 2007, provided, however, that if the parties elect to extend the Employment Period beyond December 31, 2007, the Company shall continue to contribute four hundred thousand dollars ($400,000) to the Retirement Account on July 1st of each year thereafter until the earlier to occur of (i) the date the Executive ceases to be actively employed or (ii) December 31, 2009.

(b)            Notwithstanding any provision of Section 3.5(a) to the contrary, if the Employment Period is extended pursuant to Section 1.2, above, and the Executive is continuously employed by the Company to and including January 1, 2008, the Company shall make a contribution to the Retirement Account as provided for in Section 3.5(a) without regard to whether or not the Executive is actively employed on July 1, 2008, except if, prior thereto, the Executive is terminated by the Company for Cause or resigns other than for Good Reason.

(c)            If the Executive’s employment is terminated for any reason other than Cause, death or Disability or if the Executive resigns for Good Reason prior to December 31, 2007, the Company shall continue to make contributions to the Retirement Account through July 1, 2007. If the Executive’s employment terminates after December 31, 2007, the Company shall not have any obligation to make a contribution to the Retirement Account in the year in which such termination occurs, except as provided for in Section 3.5(b), above. If the Executive is terminated for Cause or if Executive resigns other than for Good Reason, the Company shall have no obligation to make contributions to the Retirement Account in the year Executive’s employment terminates nor any year thereafter.

3.6           Withholding. All payments made to the Executive pursuant to this Agreement are subject to all applicable federal, state and local tax and other withholdings required by law.

4.              Benefits. During the Employment Period, Executive shall receive the employment benefits and perquisites as set forth below.

4.1           Fringe Benefits. The Executive shall be eligible to participate in such medical, retirement, life insurance, long-term disability and other similar benefits as the Company may, from time to time, offer its senior executives, provided, however, that nothing in this Agreement shall limit or restrict the Company from the right to amending, changing or canceling any such benefits from time to time or at any time.

4.2           Vacation. The Executive shall be eligible to five (5) weeks of vacation each calendar year which shall be taken and accrued in accordance with the Company’s policies. The amount of vacation time for which the Executive is eligible shall be pro-rated (rounded to the nearest full day) for any year during the Employment Period in which this Executive is employed for less than a full calendar year.

4.3           Signing Bonus. It is mutually acknowledged that options for the purchase of fifty thousand (50,000) shares of Havas stock have been granted to the Executive in fulfillment of the Company’s obligations with respect thereto under the Outline of Terms.

4.4           Car Allowance. The Executive will be paid a car allowance of one thousand dollars ($1,000) per month to cover the cost of leasing, maintaining, repairing and insuring the Executive’s automobile.

4.5           Membership Dues. The Company will, upon submission of appropriate documentation, reimburse the Executive for up to ten thousand dollars ($10,000) each year for the annual dues of a country club that will be used by the Executive for the entertainment of clients.

5.              Expense Reimbursement. The Company shall reimburse the Executive for all reasonable, ordinary and necessary business and entertainment expenses incurred by him in connection with the performance of his duties, upon submission to the Company of appropriate receipts or vouchers as may be required in accordance with its then customary policies and practices and all applicable requirements of law. Where air travel on flights scheduled to last 5 hours or more is required for the proper conduct of Company affairs, the Executive shall be reimbursed for the cost of first class airfare.

6.	Confidentiality & Related Matters.

6.1           Non-Competition Agreement. As a material inducement to the Company’s entering into this Agreement with the Executive and providing the compensation and benefits provided herein, and of the essence hereto, Executive has executed and agrees to abide by the Non-Competition Agreement (“Non-Competition Agreement”) dated as of September 30, 2003, a copy of which is attached as Appendix C and incorporated by reference, except that the definition therein of the term “Employment Agreement” shall be deemed to mean this Agreement. The provisions of the Non-Competition Agreement shall survive termination of the Executive’s employment with the Company.

6.2           Company Property. All papers, books, records, files, designs, drawings, proposals, business plans, schedules, specifications, or other documents, and all computer software, software applications, files, databases, and the like relating to the business and affairs of the Company or which contain Confidential Information (as defined in the Non-Competition Agreement), whether prepared by the Executive or otherwise coming into his possession, shall remain the exclusive property of the Company and shall not be removed from its premises except as necessary for the performance of the Executive’s duties and responsibilities, and in furtherance of the interests of the Company. Upon the termination of employment for any reason, the Executive will promptly deliver to the Company any such material (including any photocopies, extracts or summaries of it) that is or may then be in his possession, custody or control.

7.	Termination of Employment.

7.1           Death or Disability. (a) This Agreement and the Executive’s employment with the Company shall terminate on the last day of the month following Executive’s death and may be terminated by the Company as a result of Executive’s Disability on 10 days’ written notice thereof to the Executive. Any provision hereof to the contrary notwithstanding, upon termination of this Agreement and of the Executive’s employment prior to the expiration of the Employment Period by reason of Executive’s death or Disability, the Company shall pay to Executive (or Executive’s estate, as the case may be) the Base Salary and all other amounts due and payable to Executive under this Agreement until the date of such termination, and shall have no further liability or obligation whatsoever under this Agreement to the Executive (or Executive’s estate, as the case may be).

(b)           For purposes of this Agreement, the term “Disability” shall mean that, due to any physical or mental injury, illness, defect or other incapacitating condition the Executive is unable to perform the duties and responsibilities of his position as set forth in Section 2.2 of this Agreement or poses a direct threat to the safety and health of himself and such inability has continued for a period of six (6) consecutive months or has existed for an aggregate six (6) or more months in any fifteen (15) month period.

7.2           Termination by the Company. (a) Any provision hereof to the contrary notwithstanding, the Company may terminate this Agreement and the Executive’s employment with the Company (i) at any time during the Employment Period and without prior notice for Cause (subject to the notice and cure provisions set forth in clauses (i), (ii), (ix) or (xii) of Section 7.3(b) below) or (ii) at any time during the Employment Period, upon 10 days’ notice or pay in lieu thereof, for any reason other than Cause and, in that latter event only, shall provide the severance benefits provided in Sections 7.4, 7.6 or 7.7, as applicable.

(b)           It is mutually understood and agreed that severance benefits as provided for in this Agreement shall be in lieu of, and as liquidation for, any damages or other remedy to which the Executive would otherwise be entitled under this Agreement or otherwise for or related to the termination of his employment with the Company, and shall be subject to the Executive’s execution of a written release and waiver of all claims he may have related to his employment or its termination that shall be in the form of Appendix D hereto (or, in such revised form as is necessary in the Company’s reasonable discretion to comply with subsequent changes in applicable law) and to the Executive’s continued compliance with the Non-Competition Agreement and Section 6.2 hereof (subject to the materiality and cure requirements set forth in Section 7.4(c) below). Upon payment of severance benefits provided for in this Agreement, the Company shall have no further liability or obligations whatsoever to the Executive under this Agreement other than for payment of Base Salary and any other amounts due and payable to the Executive on account of his services until the effective date of the termination of his employment.

7.3           Termination for Cause. (a) If the Executive is terminated for Cause, the Company shall pay the Base Salary and any other amounts due and payable to the Executive under this Agreement until the date of such termination and shall have no further liability or obligation whatsoever under this Agreement to the Executive.

(b)           For purposes of this Agreement, the term “Cause” shall include the occurrence of any of the following:

(i)             the Executive’s refusal or repeated failure to perform his duties and responsibilities as set forth in Section 2 hereof for any reason (other than by reason of Executive’s Disability and provided that the Executive’s refusal or failure to perform any unlawful or manifestly unethical act will not be deemed Cause) in each case if such refusal or repeated failure is not cured (if curable) within twenty (20) days after written notice thereof to the Executive by the Company;

(ii)           Executive’s inability or a substantial interference with his ability to perform his duties and responsibilities by reason of participation in litigation or governmental action, investigation or other proceeding with respect to any matter not involving the Company or another Havas Company in which event the Company shall give Executive prompt written notice of such inability or interference and if such inability or substantial interference continues for ten (10) days after such notice;

(iii)          dishonesty of a serious nature such as fraud or misrepresentation, embezzlement or misappropriation of funds affecting the Company or another Havas Company, or affecting any client of or vendor to the Company or another Havas Company;

(iv)          excessive use of alcohol or illegal drugs interfering with performance of the Executive’s obligations under this Agreement which continues after a warning by Company;

(v)           conviction of a felony or of any crime involving the property of the Company or another Havas Company or the property of any client of or vendor to the Company or another Havas Company;

(vi)          any willful or intentional act having the effect of materially injuring the reputation, business or business relationships of the Company or any of the Havas Companies;

(vii)        commission of any crime of moral turpitude offensive to the conscience, or commission of any other act which becomes public and causes material injury to the reputation or the business relationships of the Company or any of the Havas Companies;

(viii)       breach of any fiduciary duty to the Company or any of the Havas Companies involving personal profit;

(ix)          material violation of any significant policy of the Company or the Havas Companies or other contractual, statutory or common law duties to the Company or another of the Havas Companies or its shareholders or others if such breach is not cured (if curable) within twenty (20) days after written notice thereof to the Executive by the Company;

(x)           breach of any representation or warranty made by the Executive in this Agreement, except for the representations and warranties in Section 9.2, which are the subject of clause (xi) below;

(xi)          breach of any representation or warranty made by the Executive in Section 9.2 that has the effect of materially injuring the reputation, business or business relationships of the Company or any of the Havas Companies, by reason of a determination, consent order, cease-and-desist order or other similar order or decision of a court or governmental agency, including, without limitation of the United States Securities and Exchange Commission (or of a settlement or other similar agreement entered into by the Executive with a governmental agency) that finds (or pursuant to which the Executive acknowledges or agrees not in the future to engage in) a violation of law, rule or regulation on the part of the Executive; or

(xii)        any material breach by the Executive (not covered by any of the foregoing Clauses (i) through (xi)) of any of the provisions of this Agreement or of the Non-Competition Agreement between the Company and the Executive if such breach is not cured (if curable) within twenty (20) days after written notice thereof to the Executive by the Company.

(c)            Any notice required to be given by the Company pursuant to Clause (i), (ii), (ix) or (xii) above shall specify the nature of the conduct allegedly constituting Cause and the manner in which the Company requires such conduct to be cured (if such conduct is curable). In addition, in the event the Company terminates the Executive’s employment for

Cause, it must provide the Executive with a written notice specifying the reasons constituting Cause.

7.4           Severance Benefits. (a) Except as otherwise provided in Section 7.6 or Section 7.7, if, during the Employment Period, the Executive’s employment is terminated by the Company without Cause (and other than on account of the Executive’s death or Disability) or the Executive resigns for Good Reason (as hereinafter defined) the Company shall, for the balance of the Employment Period or for at least twelve (12) months following such termination, whichever is longer (the “Severance Period”) and subject to the terms of Section 7.2, above, provide the following severance benefits:

(i)             continued payment to the Executive of his Base Salary at the rate in effect as of the date of such termination;

(ii)           continued payment of an amount equal to the annual incentive compensation, if any, that the Executive did receive (or, if the termination occurs in 2004, was contractually obligated to receive for 2004) in the calendar year immediately preceding such termination, such payment or payments being made annually during the Severance Period at the time of year when incentive compensation awards customarily were, or would have been paid under this Agreement if the Executive’s employment had not been terminated;

(iii)          payment of an amount that is either (x) equal to the sum of the LTIP award or awards that has or have accrued to the Executive with respect to the Initial LTIP Period, and the amount of $300,000 for each year of the Initial LTIP Period for which there has been no such accrual, if the termination occurs on or before December 31, 2006, or (y) if the termination occurs after December 31, 2006, the amount, if any, specified by the applicable LTIP to be paid to the Executive in the event of such termination; and

(iv)          continued contributions to the Retirement Account as provided for in Section 3.5 above.

(b)           Notwithstanding any provision hereof to the contrary, all obligations or liabilities of the Company with respect to payment of severance benefits to the Executive under this Agreement shall cease upon expiration of the Severance Period.

(c)            The Company’s obligation to pay severance benefits to the Executive under this Section 7.4, or under Sections 7.6 or 7.7, below, shall cease upon a material breach of the Non-Competition Agreement that is not cured (if curable) within twenty (20) days after written notice thereof to the Executive by the Company, and the Executive shall forfeit and be required to repay to the Company all severance benefits received from the Company following the first occurrence of any such uncured or uncurable material breach, except for continued payment of Base Salary paid during the first three (3) months following the termination of the Executive’s employment.

7.5           Resignation by the Executive. (a) Any provision hereof to the contrary notwithstanding, the Executive may, without breach of this Agreement, resign his employment with the Company by giving not less than three (3) months’ written notice thereof or, if for Good Reason, by giving not less than forty-five (45) days’ written notice thereof after expiration of the cure periods set forth in Section 7.5(c) below. In the event the Executive resigns his employment for Good Reason, then, in addition to the Base Salary and other amounts due and payable to the

Executive on account of his services through the effective date of such resignation, the Executive shall be eligible to receive the severance benefits as provided for in Section 7.4, above, subject to the terms and conditions thereof and of Section 7.2, above, and the Company shall have no further liability or obligations whatsoever to the Executive under this Agreement. In the event Executive resigns for any reason other than Good Reason, the Company shall pay the Base Salary and any other amounts due and payable to the Executive until the effective date of such resignation and shall have no further liability or obligation whatsoever to the Executive under this Agreement.

(b)           For purposes of this Agreement, the term “Good Reason” shall mean any of the following events, if they occur without the consent of the Executive:

(i)             a material reduction of the Executive’s duties and responsibilities;

(ii)           Executive is not appointed as Chief Executive Officer of Euro RSCG on or before January 1, 2005;

(iii)          any requirement of the Company that the location where the Executive is based be relocated outside of the New York metropolitan area; or

(iv)          the Company fails to make any payments due to the Executive on the due date therefor.

(c)            Notwithstanding anything to the contrary contained herein, there shall not be Good Reason for the Executive to resign his employment unless and until he shall have given the Company timely written notice thereof, which shall specify in reasonable detail the basis for the Executive’s determination that such Good Reason exists, and the Company shall not have cured that condition or requirement by the twentieth (20th) calendar day following delivery of such notice or if there is a change in the Executive’s duties, responsibilities or authority that results from (i) the assignment to the Executive of increased or comparable responsibilities by Havas or (ii) a bona fide restructuring of the business operations of the Company, Euro RSCG or Havas.

(d)           If the Executive resigns, it shall become effective on the date specified in the notice of resignation, provided that the time period complies with Section 7.5(a) or at any earlier date elected by the Company in its sole discretion. Acceleration by the Company of the effective date of resignation shall not constitute a termination of employment by the Company.

7.6           Termination After Expiration. (a) In the event that this Agreement expires at the end of the initial Employment Period (i.e., December 31, 2007), and the Executive is still then employed by the Company, and the Company shall have failed to extend the Employment Period pursuant to Section 1.2, above, and if, further, within six (6) months following expiration of the initial Employment Period, the Executive’s employment terminates as a result thereof (and other than if terminated by the Company for Cause or on account of the Executive’s death or Disability), the Company shall, for a period of six (6) months following such termination and subject to the terms and conditions of Section 7.2, above, provide the Executive the following severance benefits:

(i)             continued payment to the Executive of his Base Salary at the rate in effect as of the date of such termination;

(ii)           payment of an amount equal to one-half of the annual severance benefit that would have been provided pursuant to Section 7.4(a)(ii), above;

(iii)          payment of an amount equal to one-half of the annual severance benefit that would have been provided pursuant to Section 7.4(a)(iii) above, if any, such payment being made on or before June 30 next following such termination; and

(iv)          a contribution to the Retirement Account in the amount of $200,000, on or before the July 1 next following such termination.

(b)           Upon payment of the severance benefits set forth in Section 7.6, the Company shall have no further liability or obligation whatsoever to the Executive under this Agreement other than for payment of Base Salary and other amounts due and payable to the Executive on account of his services through such termination of employment.

(c)            It is mutually understood and agreed that the conditions and limitations of Section 7.4(c) shall apply to severance benefits under this Section 7.6.

7.7           Termination After A Change of Control. (a) If, during the Employment Period, there is a Change in Control and if, further, within twelve (12) months thereafter, the Executive’s employment is terminated by the Company without Cause (and other than on account of the Executive’s death or Disability), then the Executive shall be eligible to receive the severance benefits as provided for in Section 7.4 above, subject to the terms and conditions thereof and of Section 7.2 above. In addition, in the event that such termination occurs less than twenty-four (24) months prior to expiration of the Employment Period, then the Company shall also, for the period from the expiration of the Employment Period until the date that is twenty-four (24) months after the date of such termination, and subject to the terms and conditions of Section 7.2, above,

(i)             continue paying to the Executive his Base Salary at the rate in effect as of the date of such termination; and

(ii)           continue paying to the Executive an amount equal to the annual severance benefit specified in Section 7.4(a)(ii) above, such payments being made annually at the time of year when incentive compensation awards customarily were, or would have been paid under this Agreement if the Executive’s employment had not been terminated.

(b)           It is mutually understood and agreed that the severance benefits provided for in this Section 7.7 shall continue the duration of but shall not duplicate the severance payments that would otherwise be made under Section 7.4(a)(i) and (ii) and, further, that the conditions and limitations of Section 7.4(c) shall apply to severance benefits under this Section 7.7.

(c)            Upon payment of the severance benefits set forth in this Section 7.7, the Company shall have no further liability or obligation whatsoever to the Executive under this Agreement other than for payment of Base Salary and other amounts due and payable to the Executive on account of his services through such termination of employment.

7.8           For the purposes of this Agreement, the term “Change of Control” shall mean the occurrence of one of the following events:

(a)            any person (including any non-natural person or any group of such persons acting in concert with one another), directly or indirectly, becomes the owner of such percentage or proportion of securities of Havas as would require such person or group under the laws of the French Republic to make a tender offer for all of the then-outstanding shares of Havas;

(b)           the consummation of a merger, consolidation, share exchange or similar form of transaction involving Havas, or the sale of all or substantially all of Havas’ assets (a “Business Transaction”), unless immediately following such Business Transaction (i) more than 50% of the total voting power of the entity resulting from such Business Transaction or the entity acquiring Havas’ assets in such Business Transaction (the “Surviving Corporation”) is beneficially owned, directly or indirectly, by Havas’ shareholders immediately prior to any such Business Transaction, and (ii) no person (including any non-natural person or any group of such persons acting in concert with one another), directly or indirectly, becomes the owner of such percentage or proportion of securities of the Surviving Corporation as would require such person or group under the laws of the French Republic to make a tender offer for all of the then-outstanding shares of the Surviving Corporation (a Business Transaction satisfying the requirements of clauses (i) and (ii) of this paragraph (b) being referred to as a “Non-Qualifying Transaction”);

(c)            the Incumbent Directors of the Board of Directors of Havas cease for any reason to constitute a majority of such Board where, for the purposes of this Section

7.8(c), an “Incumbent Director” shall mean any individual who is a member of the Board of Directors of Havas as of the date hereof and any individual who becomes a director of such Board subsequent to the date of hereof and whose election, or nomination for election by Havas’ shareholders, is approved or supported by at least a majority of the then-serving Incumbent Directors; or

(d)           Havas adopts any plan of liquidation providing for the distribution of all or substantially all of its assets.

8.	Works/Inventions.

8.1           The Executive will promptly and fully disclose in writing and/or software form (if applicable), all inventions, ideas, discoveries, developments, improvements and innovations, whether or not patentable or registerable, and all trade secrets, patents and copyrightable works, conceived, made, developed or improved by the Executive, whether solely or together with others, during the period the Executive is employed by the Company (collectively, the “Works/Inventions”). The Executive agrees that all Works/Inventions are and shall be deemed works made for hire created by the Executive on behalf of the Company and they will be the exclusive property of the Company if such Works/Inventions: (i) relate directly to the business of any of the Havas Companies or to their actual or anticipated research or development, (ii) result from, relate to or arise out of the Executive’s work for the Company or Euro RSCG or (iii) involve the use of any equipment, supplies, facilities, Confidential Information (as defined in the Non-Competition Agreement), data, software, trade secrets or other intellectual or other property of any of the Havas Companies.

8.2           The Executive agrees to, and does hereby assign all right, title and interest in and to all such Works/Inventions to the Company. The Company will have the exclusive right to hold in its own name all rights in the Works/Inventions, including, without limitation, all rights of copyright, trade secrets and trademark and will have the exclusive right to exploit the Works/Inventions in any and all forms, configurations and media now known or hereinafter devised, throughout the universe, in perpetuity, as the Company determines.

8.3           Notwithstanding the foregoing, the Executive agrees that to the extent, if any, that he may be deemed an “author” and/or to have any ownership, interest in and to the Works/Inventions, the Executive hereby grants and assigns to the Company, exclusively, perpetually and throughout the universe, all exclusive rights, title and interest in and to the Works/Inventions or any portion thereof, including, but not limited to, all the exclusive rights of a copyright owner as specified in 17 U.S.C. Section 106.

8.4           The Executive hereby grants to the Company a power of attorney, irrevocable and coupled with an interest, to execute for him, in his name, all documents and instruments necessary or appropriate to effectuate the intents and purposes of the foregoing, and to accomplish, evidence and perfect the rights granted to the Company, including, but not limited to, documents to apply for and obtain letters of patent and registration of copyrights in and to the Works/Inventions or any portions thereof and documents to assign such letters of patent and copyright to the Company.

8.5           The Executive hereby irrevocably and unconditionally waives any and all rights that he has or may have as “author” of the Works/Inventions, including, without limitation,

any “moral rights,” and agrees not to make any claim or demand against the Company or any party authorized by the Company exploiting the Works/Inventions.

9.	Executive Representations.

9.1           Conflicting Obligations. Except for the Executive’s obligations under the employment agreement between The Interpublic Group of Companies, Inc. and the Executive, dated as of January 1, 1998, which obligations Executive agrees to comply with in full and which have been disclosed to the Company, the Executive represents, warrants and covenants to the Company that there are no contracts, agreements or arrangements, whether written or oral, in effect between the Executive and any third party which would prevent, limit, impair or conflict with the full performance by the Executive of his duties, responsibilities and obligations under this Agreement. The Executive further represents, warrants and agrees with the Company that, as of the date hereof, he has not made and will not make during his employment with the Company any commitment to do any act in conflict with this Agreement, or take any action that might divert from any of the Havas Companies any opportunity which would be in the scope of any present or future business of any or all of them.

9.2           Adverse Litigation. Executive further represents and warrants that as of the date hereof, he is not currently subject to any lawsuit, proceeding before any governmental authority, or arbitration arising out of or related to any allegations of violations of any federal, state or local law, statute, regulation or other obligation based upon the conduct of Executive.

9.3           Indemnification. Executive shall at all times indemnify, defend and hold harmless the Havas Companies (and each of the officers, directors, trustees, employees and representatives and agents thereof) in the event of any breach by Executive of any representation or warranty made in this Section 9.

10.	Miscellaneous.

10.1        Notices. Any notice or other communication required or permitted to be given under this Agreement shall be sufficient and shall be deemed given when in writing and (i) when delivered by hand (including, without limitation, delivery by any private or public courier service); or (ii) when being mailed by first class, certified mail, return receipt requested, postage prepaid after three (3) days; or (iii) when sent by a nationally recognized overnight courier , postage prepaid, in each case to the other party as follows (or such other address(es) as the recipient party may hereafter specify in the see manner):

If to the Executive, to the Executive’s address as set forth beneath the Executive’s signature below,

with a copy to:

Mr. Michael C. Lasky

Davis & Gilbert LLP

1740 Broadway

New York, New York 10019

If to the Company, to:

c/o Mr. Alain de Pouzilhac

Président-Directeur Général

Havas S.A.

2, allée de Longchamp

92281 Suresnes Cédex, France

Fax: +33.1.58.47.90.26

with a copy to:

c/o Mr. David Smail

Worldwide General Counsel

Havas S.A.

2, allée de Longchamp

92281 Suresnes Cédex, France

Fax: +33.1.58.47.90.26

10.2        Entire Agreement. This Agreement and the Non-Competition Agreement contains the entire understanding and agreement of the parties with respect to the subject matter hereof, and all prior negotiations, discussions, proposals, commitments and agreements or understandings of any kind or nature (whether written or oral) between them (or their respective affiliates) relating to the subject matter of this Agreement (including, without limitation, the Outline of Terms and the Amendment) are hereby superseded. No agreements or representations (whether oral or otherwise, express or implied) that are not expressly set forth in, but that relate to the subject matter of, this Agreement have been made by, or shall be binding upon, either party.

10.3        Amendment; Waiver. Neither this Agreement nor any provision hereof may be amended or modified except in a writing signed by the party against which enforcement of such amendment or modification is sought. No failure or delay of any party in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce any such right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of each party under this Agreement are, unless otherwise specifically provided herein, cumulative and not exclusive of any rights or remedies that such party may otherwise have. No waiver by either party of any provision of this Agreement nor any consent by either party to any departure by the other party from any provision of this Agreement shall in any event be effective unless the same shall be in writing (by the party against which enforcement of such waiver or consent is sought), and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which it was given. No notice or similar communication by one party to the other shall entitle such other party to any other or further notice or similar communication in similar or other circumstances, except as specifically provided herein.

10.4        Severability. If any one or more of the provisions of this Agreement shall be invalid, illegal or unenforceable in any respect, it shall be ineffective only to the extent of such invalidity, illegality or unenforceability, and shall not in any way affect or impair the validity, legality and enforceability of the balance of such provision or any other provision contained herein. Each party shall endeavor in good faith negotiations to replace the invalid, illegal or unenforceable provision(s) (or such portion thereof) with such valid, legal and enforceable provision(s), the economic effect of which on the respective parties is as close as possible to that of the invalid, illegal or unenforceable provision(s).

10.5        Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the respective successors and permitted assigns of the parties hereto; provided, that no party may, without the prior written consent of the other, assign, transfer or delegate this

Agreement or any of such party’s rights or obligations hereunder (whether directly or indirectly, by operation of law or otherwise) to any other person, firm or entity, except that the Company may, without limiting its liability hereunder, assign any or all of its rights or obligations under this Agreement to any one or more of its parent entities, affiliates or subsidiaries as the Company may, from time to time, designate, or to third parties on the condition that the Company shall, in such event, guarantee the performance by its assignee of any obligations so assigned.

10.6        No Presumptions. The parties acknowledge that they have jointly participated in the negotiation and drafting of this Agreement and have had the opportunity to consult with counsel of their choosing with respect thereto. The parties agree that should any dispute arise concerning interpretation or construction of any provision of this Agreement, neither party shall be deemed the drafter nor shall any such language be presumptively construed in favor or against either party, but the language of this Agreement shall in all cases be construed as a whole, extending to it its fair meaning and not strictly for or against any of the parties.

10.7        Governing Law; Jurisdiction. This Agreement shall be construed, interpreted and enforced according to the laws of the State of New York, without reference to such State’s principles governing conflicts of laws. Any legal proceedings arising out of or relating to this Agreement may, at the election of the Company, be brought and prosecuted only in New York County of that State and, in the event of such election, each party to this Agreement consents to the jurisdiction and venue of any court of competent jurisdiction in or of such jurisdiction, and waives and agrees not to assert as a defense in any such action or proceeding that venue is improper for lack of residence, inconvenient forum, or otherwise and each agrees that service of any summons, complaint or other process relating thereto may be effected in the same manner as a notice under this Agreement.

10.8        Headings. The headings used herein are for convenience of reference only, are not part of this Agreement and are not intended to affect the construction, or to be taken into account in the interpretation, of this Agreement.

10.9        Counterparts; Effect. This Agreement may be signed in counterparts with the same effect as if the signatures were all upon the same instrument; provided, that no party shall be bound hereto unless and until all parties have executed and delivered this Agreement (or a counterpart).

IN WITNESS WHEREOF, the undersigned have caused this Employment Agreement to be executed as of the date first above written.

Euro RSCG Worldwide, Inc.

By:	____________________________________ Name: Alain de Pouzilhac Title:
By :	____________________________________ James Heekin 300 East 56th Street, Apt. 29L New York, New York 10022